EXHIBIT 10.1

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is made as of October 30, 2014, by and between Kindred Healthcare Operating, Inc., a Delaware corporation (the “Company”), and Benjamin A. Breier (the “Executive”).

W I T N E S S E T H:

WHEREAS, the Executive is employed by the Company, a wholly-owned subsidiary of Kindred Healthcare, Inc. (“Parent”), and the parties hereto desire to provide for the terms of Executive’s continued employment by the Company on the terms and conditions set forth in this Agreement; and

WHEREAS, Executive and the Company are parties to an Employment Agreement dated September 20, 2012 (the “2012 Employment Agreement”); and

WHEREAS, Executive and the Company wish to enter into this Agreement, which, effective as of the Effective Date (as defined), shall supersede, in its entirety, the 2012 Employment Agreement; and

WHEREAS, the Executive Compensation Committee of the Board of Directors of the Parent (the “Compensation Committee”) has determined that it is in the best interests of the Company and Parent to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and the respective covenants and agreements contained herein, and intending to be legally bound hereby, the Company and Executive agree as follows:

1. Employment. The Company hereby agrees to employ Executive and Executive hereby agrees to be employed by the Company on the terms and conditions herein set forth. The term of this Agreement (the “Term”) shall initially be for a three-year period commencing on March 31, 2015 (the “Effective Date”). The Term shall be automatically extended by one additional day for each day beyond the Effective Date that the Executive remains employed by the Company until such time as the Company elects to cease such extension by giving written notice of such election to the Executive specifying the effective date of such notice. In such event, this Agreement shall terminate on the third anniversary of the effective date of such election notice.

2. Effectiveness of Agreement. The Company and Executive hereby acknowledge and agree that the terms and conditions of this Agreement shall become effective as of the Effective Date and this Agreement shall supersede, in all respects, the 2012 Employment Agreement and the 2012 Employment Agreement shall be null and void and of no further force and effect as of the Effective Date.

3. Duties; Extent of Services.

(a) Executive will be engaged by the Company as its Chief Executive Officer. Executive shall have the same title with the Parent. Executive shall perform such duties for each of the Company and the Parent as are commensurate with his titles and as otherwise designated by the Board of Directors of the Parent (the “Board”).

(b) Executive, subject to the direction and control of the Board, shall have the power and authority commensurate with his executive status and necessary to perform his duties hereunder. During the Term, Executive shall devote his entire working time, attention, labor, skill and energies to the business of the Company and the Parent, and shall not, without the consent of the Company, be actively engaged in any other business activity, whether or not such business activity is pursued for gain, profit or other pecuniary advantage.

(c) On the Effective Date, Executive will also be appointed as a member of the Board.

4. Compensation. As compensation for services hereunder rendered, Executive shall receive during the Term:

(a) A base salary (“Base Salary”) of not less than $925,000 per year payable in equal installments in accordance with the Company’s normal payroll procedures. Executive may receive increases in his Base Salary from time to time, as approved by the Board in its sole discretion.

(b) In addition to Base Salary, Executive shall be entitled to receive bonuses and other incentive compensation as the Board may approve from time to time, including participation in the Company’s short-term incentive plan and long-term incentive plan, in accordance with the terms and conditions of such plans as may be in effect from time to time, subject to the following:

(1) subject to uniform adjustments applicable to other executive officers of the Company, for the 2015 plan year, the Executive’s target bonus under the short-term incentive plan will be 100% of Base Salary (the “Target Bonus”).

(2) subject to uniform adjustments applicable to other executive officers of the Company, for the 2015 plan year, the Executive’s target bonus under the long-term incentive plan will be 65% of Base Salary.

For purposes of calculations for the 2015 plan year, Base Salary and the Base Salary multiplier under (b)(1) and (b)(2) shall be calculated based on the Base Salary and multiplier in effect on or after the Effective Date of this Agreement, with no proration for the period before and after the Effective Date.

5. Benefits.

(a) Executive shall be entitled to participate in any and all pension benefit, welfare benefit (including, without limitation, medical, dental, disability and group life insurance coverages) and fringe benefit plans from time to time in effect for officers of the Company and its affiliates.

(b) Executive shall be entitled to participate in such bonus, stock option, or other incentive compensation plans of the Company and its affiliates as in effect from time to time for officers of the Company. On or before the Effective Date, the Compensation Committee will approve a grant to Executive of time-based restricted stock of Parent with a grant date fair value equal to $1,900,000 and a grant to Executive of performance-based restricted stock of Parent with a grant date fair value equal to $1,900,000, subject to the terms and conditions of the Kindred Healthcare, Inc. 2011 Stock Incentive Plan, Amended and Restated, and any applicable award agreements related thereto.

(c) Executive shall be entitled to earn paid time off each year up to a maximum of 208 hours per year, subject to the Company’s policies as in effect from time to time for the Company’s executive officers. The Executive shall schedule the timing of such paid time off in a reasonable manner. The Executive also may be entitled to such other leave, with or without compensation, as shall be mutually agreed by the Company and Executive.

(d) Executive may incur reasonable expenses for promoting the Company’s business, including expenses for entertainment, travel and similar items. The Company shall reimburse Executive for all such reasonable expenses in accordance with the Company’s reimbursement policies and procedures, as may be in effect from time to time.

(e) While this Agreement is in effect, the Company shall provide the Executive with (i) director’s and officer’s liability insurance coverage; (ii) life insurance for which the Executive may designate the beneficiary or beneficiaries; and (iii) long-term disability insurance; in each such case, consistent with the benefits provided from time to time to the Company’s other executive officers.

(f) Legal Fees. Executive shall be reimbursed for any legal or accounting services utilized by Executive in connection with the negotiation of this Agreement in an amount not to exceed $10,000, subject to the Company’s receipt of appropriate invoices from the Executive evidencing the expenses to be reimbursed. The Company shall reimburse the Executive for such legal and accounting fees on or before the last day of the Executive’s taxable year following the taxable year in which such fees are incurred.

6. Termination of Employment.

(a) Death or Disability. Executive’s employment shall terminate automatically upon Executive’s death during the Term. If the Company determines in good faith that the Disability of Executive has occurred during the Term (pursuant to the definition of Disability set forth below) it may give to Executive a Notice of Termination in accordance with Section 6(d) below. In such event, Executive’s employment with the Company shall terminate effective on the 30th day after receipt of such Notice of Termination by Executive (the “Disability Effective Date”), provided that, within the 30 days after such receipt, Executive shall not have returned to full-time performance of Executive’s duties. For purposes of this Agreement, “Disability” shall mean Executive’s absence from his full-time duties hereunder for a period of 90 days due to disability as defined in the long-term disability plan provided to Executive by the Company.

(b) Cause. The Company may terminate Executive’s employment during the Term for Cause. For purposes of this Agreement, “Cause” shall mean the Executive’s (i) conviction of or plea of nolo contendere to a crime involving moral turpitude; or (ii) conduct that constitutes a willful and material breach by Executive of his duties and responsibilities and that is committed in bad faith or without reasonable belief that such conduct is in the best interests of the Company and its affiliates, but with respect to (ii) only if (a) the Company has given Executive a Notice of Termination in accordance with Section 6(d) below, (b) Executive has been given a reasonable opportunity of not less than 30 days after Executive’s receipt of the Notice of Termination to remedy or correct the purported breaching conduct, and (c) within not less than 45 days after Executive’s receipt of the Notice of Termination the Board has adopted a resolution by a vote of at least 75% of its members, after giving the Executive and his attorney an opportunity to be heard at a meeting of the Board, finding that such conduct constituted such a willful and material breach, was committed in bad faith or without reasonable belief that it was in the best interests of the Company and its affiliates, and has not been remedied or corrected by Executive. For purposes of the adoption by the Board of any such resolution in respect of the Executive’s termination for Cause, any act, or failure to act, of Executive based upon authority given to Executive pursuant to a resolution duly adopted by the Board or based upon advice of counsel for the Company to Executive shall be conclusively presumed by the Board to have been done, or omitted to be done, by Executive in good faith and with reasonable belief that such conduct was in the best interests of the Company and its affiliates. For the avoidance of doubt, Executive will not be included as a member of the Board in the determination of whether 75% of the Board’s members adopted a resolution in respect of Executive’s termination for Cause.

(c) Good Reason. Executive’s employment may be terminated during the Term by Executive for Good Reason. “Good Reason” shall exist upon the occurrence, without Executive’s express written consent, of any of the following events:

(1) a material adverse change in Executive’s authority, duties or responsibilities (including, without limitation, the Company assigning to Executive duties of a substantially nonexecutive or nonmanagerial nature, other than any such change directly attributable to the fact that the Company is no longer publicly owned);

(2) the Company shall materially reduce the Base Salary or annual bonus opportunity of Executive (for this purpose only, “materially” means a reduction in Base Salary or annual bonus opportunity of 5% or greater);

(3) the Company shall require Executive to relocate Executive’s principal business office more than 30 miles, provided that the Executive and the Company acknowledge that Executive’s current principal business office is 680 South Fourth Street, Louisville, Kentucky 40202; or

(4) a material breach by the Company of Section 5(a), Section 5(b), Section 5(e) or Section 9(c) of this Agreement.

For purposes of this Agreement, “Good Reason” shall not exist until after Executive has given the Company a Notice of Termination in accordance with Section 6(d) below, and the specified event is not remedied within 30 days after the Company’s receipt of such Notice of Termination; provided, that if the specified event cannot reasonably be remedied within such 30-day period and the Company commences reasonable steps within such 30-day period to remedy such event and diligently continues such steps thereafter until a remedy is effected, such event shall not constitute “Good Reason” provided that such event is remedied within 60 days after the Company’s receipt of such Notice of Termination.

(d) Notice of Termination. Any termination by the Company for Cause, or by Executive for Good Reason, shall be communicated by Notice of Termination given in accordance with this Agreement. For purposes of this Agreement, a “Notice of Termination” means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated and (iii) specifies the intended termination date (which date, in the case of a termination for Good Reason, shall be not more than 30 days after the giving of such notice, and in the case of a termination for Cause, shall not be more than 45 days after the giving of such notice). The failure by Executive or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of Executive or the Company, respectively, hereunder or preclude Executive or the Company, respectively, from asserting such fact or circumstance in enforcing Executive’s or the Company’s rights hereunder.

(e) Date of Termination. “Date of Termination” means (i) if Executive’s employment is terminated by the Company for Cause, or by Executive for Good Reason, the later of the date specified in the Notice of Termination or the date that is one day after the last day of any applicable cure period, (ii) if Executive’s employment is terminated by the Company other than for Cause or Disability, or Executive resigns without Good

Reason, the Date of Termination shall be the date on which the Company or Executive notified Executive or the Company, respectively, of such termination, and (iii) if Executive’s employment is terminated by reason of death or Disability, the Date of Termination shall be the date of death of Executive or the Disability Effective Date, as the case may be.

7. Obligations of the Company Upon Termination. Following any termination of Executive’s employment hereunder, the Company shall pay Executive his Base Salary through the Date of Termination and any amounts owed to Executive pursuant to the terms and conditions of the benefit plans and programs of the Company at the time such payments are due. In addition, subject to Sections 7(f) and 7(g) hereof and the conditions set forth below, Executive shall be entitled to the following additional payments:

(a) Death or Disability. If, during the Term, Executive’s employment shall terminate by reason of Executive’s death or Disability, the Company shall pay to Executive (or his designated beneficiary or estate, as the case may be) an amount equal to the product of (i) the annual bonus, if any, under the short-term incentive plan to which the Executive would have been entitled for the year of termination of employment had Executive’s employment with the Company not been terminated, as determined in accordance with Section 4(b)(1) hereof, and (ii) a fraction, the numerator of which is the number of days in the period beginning on the first day of the calendar year in which such termination occurs and ending on the Date of Termination and the denominator of which is 365. Such amount shall be paid on the date when such amounts would otherwise have been payable to the Executive if Executive’s employment with the Company had not terminated, as determined in accordance with the terms and conditions of the applicable short-term incentive plan.

(b) Good Reason; Other than for Cause. If, during the Term, the Company shall terminate Executive’s employment other than for Cause (but not for Disability), or the Executive shall terminate his employment for Good Reason:

(1) in satisfaction of the annual bonus Executive would otherwise be eligible to receive under the short-term incentive plan in respect of the calendar year in which the Date of Termination occurs, the Company shall pay to Executive an amount equal to the product of (i) the annual bonus, if any, to which the Executive would have been entitled for the year in which the Date of Termination occurs had Executive’s employment with the Company not been terminated, as determined in accordance with the terms and conditions of the applicable short-term incentive plan of the Company as provided in Section 4(b)(1) hereof, and (ii) a fraction, the numerator of which is the number of days in the period beginning on the first day of the calendar year in which the Date of Termination occurs and ending on the Date of Termination and the denominator of which is 365. Such amount shall be paid on the date when such amounts would otherwise have been payable to the Executive if Executive’s employment with the Company had not terminated as determined in accordance with the terms and conditions of the applicable short-term incentive plan of the Company, but in no event later than 2.5 months following the end of the year in which the Date of Termination occurs.

(2) Within 14 days following Executive’s Date of Termination, the Company shall pay to Executive a cash severance payment in an amount equal to 2.5 times the sum of the Executive’s Base Salary and Target Bonus as of the Date of Termination.

(3) With respect to the Company’s long-term incentive plans, the Company shall provide and pay the following amounts:

(i) in respect of any awards under the Company’s long term incentive plans for which the Executive’s Date of Termination occurs during the performance period for such award, the Executive shall be entitled to a long-term incentive award equal to the product of (A) the long-term incentive award, if any, Executive would have been entitled to in respect of the performance period had Executive’s employment with the Company not been terminated, as determined based on actual performance during the relevant performance period and in accordance with the terms and conditions of the Company’s long-term incentive plans, and (B) a fraction, the numerator of which is the number of days in the period commencing on the first day of the relevant performance period and ending on the Date of Termination and the denominator of which is the total number of days in the relevant performance period. Such amounts shall be paid on the same schedule and in the same manner as if the Executive had remained employed with the Company through settlement of such long-term incentive awards, as determined in accordance with the terms and conditions of the Company’s long-term incentive plans.

(ii) with respect to awards where Executive’s Date of Termination occurs following the end of the performance period that relates to such award, to the extent not yet paid, the Company shall pay to Executive any amounts earned by the Executive in respect of such award on the same schedule and in the same manner as if the Executive had remained employed with the Company through settlement of such long-term incentive award, as determined in accordance with the terms and conditions of the Company’s long-term incentive plan.

(4) For the thirty-month period following the Date of Termination, (the “Benefit Continuation Period”), the Executive shall be treated as if he had continued to be an Executive for all purposes under the Company’s health insurance plan and dental insurance plan; or if the Executive is prohibited from participating in such plans, the Company shall, pursuant to Section 7(e) hereof, otherwise provide such benefits. Executive shall be responsible for any costs for such insurance coverage; provided, however, that the Company will pay to Executive a lump sum payment equal to the monthly employer subsidy of such costs for the duration of the Benefit Continuation Period, plus an amount necessary to cover any incremental taxes incurred by Executive related to such payment. Following the Benefit Continuation Period, the Executive shall be entitled to receive continuation coverage under Part 6 of Title I of ERISA by treating the end of this period as the applicable qualifying event (i.e., as a termination of employment for purposes of ERISA § 603(2)) and with the concurrent loss of coverage occurring on the same date, to the extent allowed by applicable law.

(5) For the Benefit Continuation Period, Company shall maintain in force, at its expense, the Executive’s life insurance in effect under the Company’s voluntary life insurance benefit plan as of the Date of Termination. Executive shall be responsible for any costs for such insurance coverage; provided, however, that the Company may pay to Executive a lump sum payment equal to the monthly employer subsidy of such costs for the duration of the Benefit Continuation Period, plus an amount necessary to cover any incremental taxes incurred by Executive related to such payment. For purposes of clarification, the portion of the premiums in respect of such plan for which Executive and Company are responsible, respectively, shall be the same as the portion for which Executive and Company are responsible, respectively, immediately prior to the Date of Termination.

(6) For the Benefit Continuation Period, the Company shall provide short-term and long-term disability insurance benefits to Executive equivalent to the coverage that the Executive would have had if he had remained employed under the disability insurance plans applicable to Executive on the Date of Termination. Executive shall be responsible for any costs for such insurance coverage; provided, however, that the Company may pay to Executive a lump sum payment equal to the monthly employer subsidy of such costs for the duration of the Benefit Continuation Period, plus an amount necessary to cover any incremental taxes incurred by Executive related to such payment. Should Executive become disabled during such period, Executive shall be entitled to receive such benefits, and for such duration, as the applicable plan provides. For purposes of clarification, the portion of the premiums in respect of such short-term and long-term disability benefits for which Executive and Company are responsible, respectively, shall be the same as the portion for which Executive and Company are responsible, respectively, immediately prior to the Date of Termination.

(7) Within fifteen (15) days after the Date of Termination, the Company shall pay to Executive a cash payment in an amount, if any, necessary to compensate Executive for the Executive’s unvested interests under the Company’s retirement savings plan which are forfeited by Executive in connection with the termination of Executive’s employment.

(8) Any outstanding unvested stock options, performance-based restricted stock units or similar equity awards (other than service-based restricted stock awards) held by Executive on the Date of Termination shall continue to vest in accordance with their original terms (including any related performance measures) for the duration of the Benefit Continuation Period as if Executive had remained an employee of the Company through the end of such period and any such stock option, performance-based restricted stock unit or other equity award (other than service-based restricted stock awards) that has not vested as of the conclusion of such period shall be immediately cancelled and forfeited as of such date. In addition, Executive shall have the right to continue to exercise any outstanding vested stock options held by Executive during the Benefit Continuation Period; provided that in no event shall Executive be entitled to exercise any such option beyond the original expiration date of such option. Any outstanding service-based restricted stock award held by Executive as of the Date of Termination that would have vested during the Benefit Continuation Period had Executive remained an employee of the Company through the end of such period shall be immediately vested as of the Date of Termination and any service-based restricted stock award that would not have vested as of the conclusion of such period shall be immediately cancelled and forfeited as of such date.

(9) Subject to compliance with applicable law, the Company shall adopt such amendments to its benefit plans and other agreements referred to in this Agreement, if any, as are necessary to effectuate the provisions of this Section 7. To the extent an applicable plan or agreement cannot be so amended due to nondiscrimination or other requirements applicable to the plan, the Company shall adopt or implement an alternative written plan or program to accomplish the purpose.

(10) Notwithstanding anything in this Agreement to the contrary, in no event shall the provision of in-kind benefits pursuant to this Section 7 during any taxable year of Executive affect the provision of in-kind benefits pursuant to this Section 7 in any other taxable year of Executive.

(c) Cause; Other than for Good Reason. If Executive’s employment shall be terminated for Cause or Executive terminates employment without Good Reason (and other than due to such Executive’s death or Disability) during the Term, this Agreement shall terminate without further additional obligations to Executive under this Agreement.

(d) Death after Termination. In the event of the death of Executive during the period Executive is entitled to receive payments pursuant to this Agreement, Executive’s designated beneficiary shall be entitled to receive the balance of the payments owed to the Executive hereunder; or in the event of no designated beneficiary, the remaining payments shall be made to Executive’s estate.

(e) Satisfaction of Benefits. If the Company is unable to provide the Executive with any in-kind benefits required hereunder by reason of the termination of the Executive’s employment pursuant to this Section 7, then the Company shall pay the Executive cash equal to the value of the in-kind benefit that otherwise would have accrued for the Executive’s benefit under the plan, for the period during which such benefits could not be provided under the plans, said cash payments to be made within 45 days after the end of the year for which such contributions would have been made or would have accrued.

(f) General Release of Claims. Notwithstanding anything herein to the contrary, the amounts payable pursuant to this Section 7 are subject to the condition that Executive has delivered to the Company an executed copy of an irrevocable general release of claims in a form reasonably satisfactory to the Company within the 60 day period immediately following the Executive’s separation from service (the “Release Period”). Any payment that otherwise would be made prior to Executive’s delivery of such executed release pursuant to this Section 7 shall be paid on the first business day following the conclusion of the Release Period; provided that in-kind benefits provided pursuant to subsections (b)(4), (5) and (6) of this Section 7 shall continue in effect after separation from service pending the execution and delivery of such release for a period not to exceed 60 days; provided further that if such release is not executed and delivered within such 60-day period, Executive shall reimburse the Company for the full cost of coverage during such period.

(g) Recoupment. Notwithstanding anything in this Agreement to the contrary, the amounts payable pursuant to this Section 7 are subject to the condition that Executive fully complies with his obligations under Sections 13, 14 and 15 hereto. Executive hereby acknowledges and agrees that Company shall have the right to recoup, set off or withhold any amounts paid or owed to Executive under this Section 7 for any period or periods during which Executive is not in compliance with his obligations under Sections 13, 14 and 15 hereto.

(h) Six Month Delay for Specified Employees. Notwithstanding anything herein to the contrary, if at the time of Executive’s separation from service Executive is a “specified employee” as defined in Section 409A of the Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder (the “Code”) and the deferral of the payment payable pursuant to Section 7(b)(2) is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the payment to which Executive would otherwise be entitled during the first six months following his separation from service shall be deferred and accumulated (without any reduction in such payment ultimately paid to Executive) for a period of six months from the date of separation from service and paid in a lump sum on the first day of the seventh month following such separation from service (or, if earlier, the date of Executive’s death), together with interest during such period at a rate computed by adding 2.00% to the Prime Rate as published in the Money Rates section of the Wall Street Journal, or other equivalent publication if the Wall Street Journal no longer publishes such information, on the first publication date of the Wall Street Journal or equivalent publication after the date of Executive’s separation from service (provided that if more than one such Prime Rate is published on any given day, the highest of such published rates shall be used).

8. Disputes. Any dispute or controversy arising under, out of, or in connection with this Agreement shall, at the election and upon written demand of either party, be finally determined and settled by binding arbitration in the City of Louisville, Kentucky, in accordance with the Labor Arbitration rules and procedures of the American Arbitration Association, and judgment upon the award may be entered in any court having jurisdiction thereof. With respect to those material claims, disputes or controversies for which Executive prevails, the Company shall pay all costs of the arbitration and all reasonable attorneys’ and accountants’ fees of the Executive in connection therewith, including any litigation to enforce any arbitration award.

9. Successors.

(a) This Agreement is personal to Executive and without the prior written consent of the Company shall not be assignable by Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive’s legal representatives.

(b) This Agreement shall inure to the benefit of and be binding upon the Company, the Parent and their successors and assigns.

(c) The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, or any business of the Company for which Executive’s services are principally performed, to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Section 9(c), “Company” shall mean the Company, the Parent and their successors and assigns, and any successor to its or their business and/or assets which assumes and agrees to perform this Agreement as aforesaid, by operation of law, or otherwise.

10. Other Severance Benefits. Executive hereby agrees that in consideration for the payments to be received under Section 7 of this Agreement, Executive waives any and all rights to any payments or benefits under any severance plans or arrangements of the Company or its affiliates that specifically provide for severance payments, other than the Change in Control Severance Agreement between the Company and Executive (the “Change in Control Severance Agreement”); provided that any payments payable to Executive hereunder shall be offset by any payments paid to Executive by the Company or any successor to the Company under the Change in Control Severance Agreement.

11. Withholding. All payments to be made to Executive hereunder will be subject to all applicable required withholding of taxes.

12. No Mitigation. Executive shall have no duty to mitigate his damages from any termination of his employment hereunder by seeking other employment and, should Executive actually receive compensation from any such other employment, the payments required hereunder (including without limitation the provision of in-kind benefits provided under Section 7 hereof) shall not be reduced or offset by any such compensation. Further, the Company’s and Parent’s obligations to make any payments hereunder shall not be subject to or affected by any setoff, counterclaims or defenses which the Company or Parent may have against Executive or others except as expressly provided in Section 7(g) of this Agreement.

13. Non-Competition. The provisions of this Section 13 and any related provisions shall survive termination of this Agreement and/or Executive’s employment with the Company and do not supersede, but are in addition to and not in lieu of, any other agreements signed by Executive concerning non-competition, confidentiality, solicitation of employees, or trade secrets, and are included in consideration for the Company entering into this Agreement. Executive’s right to receive and retain the benefits specified in this Agreement is conditioned upon Executive’s compliance with the terms of this Section 13:

(a) Non-Compete.

(1) During the Executive’s employment with the Company and during the period beginning on the Date of Termination and ending one (1) year thereafter (the “Non-Compete Period”), the Executive shall not, without prior written approval of the Board, become an officer, employee, agent, partner, or director of, or provide any services or advice to or for or on behalf of, any business enterprise in substantial direct competition (as defined in Section 13(a)(2)) with the Company. The above constraint shall not prevent the Executive from making passive investments, not to exceed five percent (5%) of the total equity value, in any enterprise where Executive’s services or advice is not required or provided.

(2) For purposes of this Section 13(a), a business enterprise with which the Executive becomes associated as an officer, employee, agent, partner, or director of, or provide any services or advice to or for or on behalf of, shall be considered in substantial direct competition with the Company if such entity owns, operates or manages long-term acute care hospitals, nursing facilities, inpatient rehabilitation hospitals, or provides contract rehabilitation therapy services, home health services or hospice services within any state or country where the Company or any of its direct or indirect subsidiaries or affiliates has any such hospital or facility or provides any such services as of the Date of Termination.

(3) During the Executive’s employment with the Company and during the Non-Compete Period, the Executive shall not, without prior written approval of the Board, directly or indirectly, solicit, provide to, take away, or attempt to take away or provide to any customer or solicited prospect of the Company or any of its direct or indirect subsidiaries any business of a type which the Company or such subsidiary provides or markets or which is in substantial direct competition with any business then engaged in (or product or services marketed or planned to be marketed) by the Company or any of its direct or indirect subsidiaries; or induce or attempt to induce any such customer to reduce such customer’s business with that business entity, or divert any such customer’s business from the Company and its direct or indirect subsidiaries; or discuss that subject with any such customer.

(b) Non-Solicit. During the Executive’s employment with the Company and during the Non-Compete Period, Executive shall not directly or indirectly, individually or on behalf of any person other than the Company, aid or endeavor to solicit or induce any of the Company’s or its affiliates’ employees to leave their employment with the Company or such affiliates in order to accept employment with Executive or any other person, corporation, limited liability company, partnership, sole proprietorship or other entity.

14. Public Statements. Executive agrees not to disparage or make derogatory or negative remarks or comments about the Company or Parent, its affiliates and their respective directors, officers, shareholders, agents or employees, to any third parties and not to otherwise defame the Company or Parent in any manner, including through any form of social media.

15. Confidential Information. At no time shall Executive divulge, furnish or make accessible to anyone any confidential or proprietary knowledge or information about the Parent, Company or any of their affiliates including, without limitation, any confidential or proprietary information concerning the operations, plans or methods of the Company (except as required by law or order of court or other governmental agency) or any of the employees, clients, patients, customers or suppliers of the Parent or Company or any of their affiliates. For purposes of this Section 15, “confidential or proprietary information” shall mean any information, whether in writing or disclosed orally to Executive, which is not generally available to the public.

16. Provisions Relating To Non-Competition, Non-Solicitation Public Statements and Confidentiality. The provisions of Sections 13, 14 and 15 shall survive the termination of Executive’s employment and this Agreement and shall not be affected by any subsequent changes in employment terms, positions, duties, responsibilities, authority, or employment termination, permitted or contemplated by this Agreement. To the extent that any restrictive covenant set forth in Sections 13, 14 and 15 of this Agreement shall be determined to be invalid or unenforceable such restrictive covenant shall be modified so that the scope of the restrictive covenant is reduced only to the minimum extent necessary to render the modified covenant valid, legal and enforceable as will grant the Company the maximum protection and restrictions on the Executive’s activities permitted by applicable law in such circumstances. The Company shall have the right to advise any prospective or then current employer of Executive of the provisions of Sections 13, 14 and 15 without liability. The Company’s right to enforce the provisions of Sections 13, 14 and 15 shall not be affected by the existence, or non-existence, of any other similar agreement for any other executive, or by the Company’s failure to exercise any of its rights under Sections 13, 14 and 15 or any other similar agreement or to have in effect a similar agreement for any other employee. Given the potential irreparable harm to the Parent, Company or their affiliates, Executive expressly acknowledges and agrees that Parent and Company shall have the right to seek injunctive relief, a restraining order or such other equitable relief, including, but not limited to, specific performance (without the requirement to post bond) to restrain any breach or threatened breach of any provisions in Sections 13, 14 and 15 in addition to pursuing all appropriate legal relief, including but not limited to attorneys’ fees, costs, damages and recoupment of amounts paid hereunder for any and all violations of such provisions. If the Company shall institute any action or proceeding to enforce the provisions in Sections 13, 14 and 15, the Executive hereby waives the claim or defense that the Company has an adequate remedy at law and agrees not to assert in any such action or proceeding the claim or defense that the Company has an adequate remedy at law. The parties hereby agree that the Non-Compete Period shall be extended by any period during which the Executive is found by an arbitrator or court to be in violation of, or to have violated, any provisions in Sections 13, 14 and 15.

17. Transition Cooperation. Executive agrees to fully cooperate in any transition either from or to another chief executive officer of Parent or Company during the Term, as may be determined by the Board in its discretion.

18. Notices. Any notice required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given when delivered or sent by telephone facsimile transmission, personal or overnight couriers, or registered mail with confirmation or receipt, addressed as follows:

If to Executive:

Benjamin A. Breier

5400 Farm Ridge Lane

Prospect, KY 40059

If to Company:

Kindred Healthcare Operating, Inc.

680 South Fourth Street

Louisville, KY 40202

Attn: General Counsel

19. Waiver of Breach and Severability. The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by either party. In the event any provision of this Agreement is found to be invalid or unenforceable, it may be severed from this Agreement and the remaining provisions of this Agreement shall continue to be binding and effective.

20. Entire Agreement; Amendment. This Agreement contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements, promises, covenants, arrangements, communications, representations and warranties between them, whether written or oral with respect to the subject matter hereof. No provisions of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is agreed to in writing signed by Executive and such officer of the Company specifically designated by the Board.

21. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware.

22. Headings. The headings in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.

23. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

24. Survival. Any provision of this Agreement creating obligations extending beyond the Term of this Agreement shall survive the expiration or termination of this Agreement, regardless of the reason for such termination.

25. Section 409A. If any provision of this Agreement (or any award of compensation or benefits provided under this Agreement) would cause Executive to incur any additional tax or interest under Section 409A of the Code, the Company shall reform such provision to comply with 409A and agrees to maintain, to the maximum extent practicable without violating 409A of the Code, the original intent and economic benefit to Executive of the applicable provision; provided that nothing herein shall require the Company to provide Executive with any gross-up for any tax, interest or penalty incurred by Executive under Section 409A of the Code. All reimbursements or payments under this Agreement in respect of taxes will be made no later than the end of Executive’s taxable year next following Executive’s taxable year in which the taxes (and any income or other related taxes or interest or penalties thereon) on such payments are remitted to the Internal Revenue Service or any other applicable taxing authority. Furthermore, notwithstanding anything herein to the contrary, no payment or benefit payable under this Agreement shall be required to be paid or provided in any calendar year if the payment of such payment or benefit would constitute an impermissible acceleration under Section 409A of the Code and the transition guidance thereunder and such payment shall instead be paid as soon as practicable, without interest.

26. Guaranty by the Parent. The Parent guarantees the prompt and satisfactory performance by the Company of this Agreement in accordance with its terms and conditions. If the Company defaults in the performance of its obligations under this Agreement in accordance with its terms and conditions, the Parent shall pay to Executive all damages, costs, expenses and amounts that Executive is entitled to recover from the Company by reason of such default. This guaranty shall continue in force until all obligations of the Company to Executive under this Agreement have been satisfied.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

KINDRED HEALTHCARE OPERATING, INC.

By:	Stephen R. Cunanan

Title:	Chief People Officer

For the purpose of Section 3, Section 7 and Section 9, and as guarantor of Company’s obligations under Section 26 of this Agreement

KINDRED HEALTHCARE, INC.

By:	Stephen R. Cunanan

Title:	Chief People Officer

/s/ Benjamin A. Breier
BENJAMIN A. BREIER

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